UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 02)*

VTEX

(Name of Issuer as Specified in its Certificate of Incorporation)

Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G9470A102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Mira Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 3,079,230
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,079,230
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,079,230
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.7%[1]
12	Type of Reporting Person (See Instructions) CO

1 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 3,034,335 Class B common shares convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Abrolhos One Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 32,153,276
	7	Sole Dispositive Power
	8	Shared Dispositive Power 32,153,276
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,153,276
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 28.5%[2]
12	Type of Reporting Person (See Instructions) CO

2 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 32,153,276 Class B common shares convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Itacare Corporation
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 14,802,826
	7	Sole Dispositive Power
	8	Shared Dispositive Power 14,802,826
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,802,826
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 15.5%[3]
12	Type of Reporting Person (See Instructions) CO

3 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 14,767,304 Class B common shares convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Signo Inv. Tech Co Ltd
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.0%[4]
12	Type of Reporting Person (See Instructions) CO

4 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 2,000,000 Class B common share convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Imbetiba Parent Ltd
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 18,420,307
	7	Sole Dispositive Power
	8	Shared Dispositive Power 18,420,307
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,420,307
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 18.6%[5]
12	Type of Reporting Person (See Instructions) CO

5 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 18,420,307 Class B common shares convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Arbalete Fund Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 14,100
	7	Sole Dispositive Power
	8	Shared Dispositive Power 14,100
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,100
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.0%[6]
12	Type of Reporting Person (See Instructions) IN

6 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of no Class B common share convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Mariano Gomide de Faria
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 37,381,606
	7	Sole Dispositive Power
	8	Shared Dispositive Power 37,381,606
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,381,606
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 31.7%[7]
12	Type of Reporting Person (See Instructions) IN

7 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, the Reporting Person's beneficial ownership of 35,187,611 Class B common shares convertible into one share of Class A Common per 1,625,000 Class A Common Shares currently exercisable and options to purchase 500,000 Class A Common Shares exercisable within 60 days of December 31, 2023.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons Geraldo do Carmo Thomaz Junior
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 37,372,233
	7	Sole Dispositive Power
	8	Shared Dispositive Power 37,372,233
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,372,233
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 31.8%[8]
12	Type of Reporting Person (See Instructions) IN

8 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, the Reporting Person's beneficial ownership of 35,187,611 Class B common shares convertible into one share of Class A Common per 1,125,000 Class A Common Shares currently exercisable and options to purchase 500,000 Class A Common Shares exercisable within 60 days of December 31, 2023.

Item 1(a). Name of Issuer:

VTEX (the "Issuer")

Item 1(b). Address of Issuer’s Principal Executive Offices:

125 Kingsway, Wc2B 6NH

London, United Kingdom

Item 2.

(a)	Name of Person Filing:

Mira Limited

Abrolhos One Limited

Itacare Corporation

Signo Inv. Tech Co Ltd

Imbetiba Parent Ltd

Arbalete Fund Inc.

Marinao Gomide de Faria

Geraldo do Carmo Thomaz Junior

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for each of Mira Limited, Abrolhos One Limited, Itacare Corporation, Signo Inv. Tech Co Ltd, Imbetibda Parent, and Arbalete Fund Inc. is:

Goodman's Bay Corporate Center, Second Floor

West Bay Street

P.O Box SP-61567

Nassau, Bahamas

The principal business office for each of Marinao Gomide de Faria and Geraldo do Carmo Thomas Junior is:

c/o VTEX

10th Floor, 12 E 49th Street,

New York, NY 10017

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Class A common shares, $0.0001 par value per share ("Class A Common Shares").

(e)	CUSIP No.:

G9470A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

The information contained in rows 5,6,7,8,9,10 and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

Beneficial ownership Class A Common Shares reported herein is based on 44,895 Class A Common Shares and 3,034,335 Class B common shares directly held by Mira Limited; 32,153,276 Class B common shares directly held by Abrolhos One Limited; 35,522 Class A Common Shares and 14,767,304 Class B common shares directly held by Itacare Corporation; 500,000 Class A Common Shares and 2,000,000 Class B common shares held by Signo Inv Tech Co Ltd; 18,420,307 Class B common shares held by Imbetiba Parent Ltd; 14,100 Class A Common Shares held by Arbalete Fund Inc. (for accounting purposes, 14,100 Class A shares are held exclusively by the Class M shares of Arbalete Fund Inc.); 10,000 Class A Common Shares, options to purchase 1,625,000 Class A Common Shares currently exercisable and options to purchase 500,000 Class A Common Shares exercisable within 60 days of December 31, 2023 held directly by Mariano Gomide de Faria; and 24,100,000 Class A Common Shares, options to purchase 1,125,000 Class A Common Shares currently exercisable and options to purchase 500,000 Class A Common Shares within 60 days of December 31, 2023 held directly by Geraldo do Carmo Thomaz Junior.

Mariano Gomide de Faria is the sole member and director of Mira Limited. The controlling entity of Abrolhos One Limited is MGF Trust. MGF Trust shares control of Arbalete Fund Inc. with Thomaz Family Trust. MGF Trust controls Class M shares of Arbalete Fund Inc. Mr. Gomide de Faria serves as the investment advisor to MGF Trust, pursuant to which Mr. Gomide de Faria may make non-binding investment recommendations to MGF Trust. Onyx Partners Limited, as trustee of MGF Trust, may be deemed to have beneficial ownership over the common shares held by Abrolhos One Limited and Arbalete Fund Inc.

Geraldo do Carmo Thomaz Junior is the sole member and director of Itacare Corporation. The sole shareholder of each of Signo Inv. Tech Co Ltd and Imbetiba Parent Ltd is Thomaz Family Trust. Mr. do Carmo Thomaz Junior serves as the investment advisor to Thomaz Family Trust, pursuant to which Mr. do Carmo Thomas Junior may make non-binding investment recommendations to Thomaz Family Trust. Onyx Patrners Limited, as trustee of Thomaz Family Trust shares control of Arbalete Fund Inc. with MGC Trust. Mr. do Carmo Thomaz Junior disclaims beneficial ownership of common shares held by Signo Inv. Tech Co Ltd and Imbetiba Parent Ltd.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such Reporting Person.

Each Class A Common Share is entitled to one vote. Each Class B common share is entitled to ten votes and is convertible into one Class A Common Share, at the option of the holder and automatically upon transfer, subject to certain exceptions.

Calculations based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and includes each Reporting Person's beneficial ownership of Class B common shares, and options to purchase Class A Common Shares, as applicable.

(b) Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d- 1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit I. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for purposes of Sections 13(d) and 13(g) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	MIRA LIMITED

	By:	/s/ Mariano Gomide de Faria

Name: Mariano Gomide de Faria

Title: Director

ABROLHOS ONE LIMITED

By: Bluebay Directors Limited, its director

	By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

	By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

ITACARE CORPORATION

	By:	/s/ Geraldo do Carmo Thomaz Junior

Name: Geraldo do Carmo Thomaz Junior

Title: Director

SIGNO INV TECH CO LTD

By: Flamingo Bay Directors Ltd, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

IMBETIBA PARENT LTD

By: Bluebay Directors Limited, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

ARBALETE FUND INC.

By: Bluebay Directors Limited and Blue Medallion Investments Limited, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

By:	/s/ Anja Davis

Name: Anja Davis

Title: Authorized Signatory

By:	/s/ Lashawn Bethell

Name: Lashawn Bethell

Title: Authorized Signatory

MARIANO GOMIDE DE FARIA

/s/ Mariano Gomide de Faria

GERALDO DO CARMO THOMAZ JUNIOR

/s/ Geraldo do Carmo Thomaz Junior

Exhibit I       Joint Filing Agreement dated February 14, 2024 (filed herewith)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of VTEX and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 14, 2024.

MIRA LIMITED

By:	/s/ Mariano Gomide de Faria

Name: Mariano Gomide de Faria

Title: Director

ITACARE CORPORATION

By:	/s/ Geraldo do Carmo Thomaz Junior

Name: Geraldo do Carmo Thomaz Junior

Title: Director

MARIANO GOMIDE DE FARIA

/s/ Mariano Gomide de Faria

GERALDO DO CARMO THOMAZ JUNIOR

/s/ Geraldo do Carmo Thomaz Junior

ARBALETE FUND INC.

By: Bluebay Directors Limited and Blue Medallion Investments Limited, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

By:	/s/ Anja Davis

Name: Anja Davis

Title: Authorized Signatory

By:	/s/ Lashawn Bethell

Name: Lashawn Bethell

Title: Authorized Signatory

ABROLHOS ONE LIMITED

By: Bluebay Directors Limited, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

SIGNO INV TECH CO LTD

By: Flamingo Bay Directors Ltd, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory

By:	/s/ Anya Sturrup

Name: Anya Sturrup

Title: Authorized Signatory

IMBETIBA PARENT LTD

By: Bluebay Directors Limited, its director

By:	/s/ Sheldon Cartwright

Name: Sheldon Cartwright

Title: Authorized Signatory